NEWALTA

February 19, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated February 14, 2008;
2. Press Release dated February 14, 2008; and
3. Press Release dated February 15, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

dlw 3/13

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Advises on 2007 Canadian Income Tax Information

CALGARY, Alberta, Canada, February 14, 2008 – The following information is intended to assist holders of trust units (the "Newalta Units") of Newalta Income Fund ("Newalta") in the preparation of their 2007 T1 Income Tax Return.

The information contained herein is based on Newalta's understanding of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2007 T1 Income Tax Return where Newalta Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Newalta Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary will receive a T3 Supplementary Information slip directly from their broker or intermediary, not from the transfer agent or Newalta.

Registered holders of Newalta Units who did not hold their Newalta Units through a broker or intermediary will receive a T3 Supplementary Information slip directly from Valiant Trust Company.

The attached "Schedule 1" includes supplementary information on the Canadian tax characterization of the 2007 distributions declared and is shown on a per unit basis. Under Paragraph 12(1)(m) of the Tax Act, the taxable amount allocated by Newalta in 2007 to the holders of Newalta Units must be reported by the unitholders in their 2007 Income Tax Return.

Accordingly, the taxable amount of distributions (i.e., "Other Income" Box (26) and "Dividend Income" Box (49) on the T3 Supplementary Information slip) with respect to record dates from January 1, 2007 up to and including December 31, 2007, are included in your T3 Supplementary Information.

In accordance with subsection 89(14) of the Income Tax Act (Canada), the amounts specified as dividend income in Schedule 1 will, by virtue of subsection 104(19) of the Income Tax Act (Canada), be an eligible dividend within the meaning of subsection 89(1) of the Income Tax Act (Canada) in respect of each trust unit.

The deadline for mailing all T3 Supplementary Information slips as required by the Canada Revenue Agency is March 31, 2008.

Reduction to Adjusted Cost Base

Holders of Newalta Units are required to reduce the Adjusted Cost Base of their Newalta Units by the return of capital amount. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Newalta Units if the owner holds the Newalta Units as capital property.

Schedule 1

Newalta Income Fund
2007 – T3 Information for Canadian Residents

The following table outlines the breakdown of distributions declared per Newalta Unit with respect to record dates for the period January 1, 2007 up to and including December 31, 2007 for Canadian income tax purposes.

Record Date	Payment Date	Distribution Declared ¢/unit	Other Income (Box 26) ¢/unit	Dividend Income (Box 49) ¢/unit	Return of Capital ¢/unit
January 31, 2007	February 15, 2007	18.5	14.644	2.724	1.132
February 28, 2007	March 15, 2007	18.5	14.644	2.724	1.132
March 30, 2007	April 16, 2007	18.5	14.644	2.724	1.132
April 30, 2007	May 15, 2007	18.5	14.644	2.724	1.132
May 31, 2007	June 15, 2007	18.5	14.644	2.724	1.132
June 29, 2007	July 16, 2007	18.5	14.644	2.724	1.132
July 31, 2007	August 15, 2007	18.5	14.644	2.724	1.132
August 31, 2007	September 17, 2007	18.5	14.644	2.724	1.132
September 28, 2007	October 15, 2007	18.5	14.644	2.724	1.132
October 31, 2007	November 15, 2007	18.5	14.644	2.724	1.132
November 30, 2007	December 17, 2007	18.5	14.644	2.724	1.132
December 31, 2007	January 15, 2008	18.5	14.644	2.724	1.132
TOTAL CENTS PER UNIT		222.000	175.728	32.688	13.584

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Releases 2007 US Tax Information

CALGARY, Alberta, Canada, February 14, 2008 - The following information is being provided to assist individual U.S. holders of trust units of Newalta Income Fund (the "Fund") who hold their units through a broker or other intermediary in reporting dividends received from the Fund on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2007. **The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential holder of trust units. The information is not intended to cover all possible U.S. income tax considerations. Holders or potential holders of trust units of the Fund should consult their own legal and tax advisors as to the specific U.S. tax consequences of holding trust units of the Fund.**

We believe the Fund should be treated as a qualified corporation for U.S. tax purposes. As such, dividend distributions from the Fund should generally be considered "Qualifying Dividends" subject to tax at a reduced rate in the U.S. The taxable portion of the monthly distribution is determined annually by the Fund based upon current and accumulated earnings and profits in accordance with U.S. tax law. The taxable portion of the monthly distribution is considered a dividend for U.S. tax purposes. For 2007, the Fund has calculated that 100 percent of the distributions made in 2007 are dividends that should be "Qualifying Dividends".

If you are a registered holder of trust units, you will receive a 1099-DIV slip (or equivalent) from our transfer agent (Valiant Trust Company). If you hold trust units through a broker or other intermediary, you may receive a 1099-DIV slip (or equivalent) directly from your broker or intermediary, not from our transfer agent (Valiant Trust Company) or us. Information on the 1099- DIV slip issued by your broker or intermediary may not accurately reflect the information in this release for a variety of reasons. Investors should consult their broker and tax advisor to ensure that the information presented here is accurately reflected in their tax returns.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

For further information, please contact:
Anne M. MacMicken
Director, Investor Relations
(403) 806-7019

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces February Distribution

CALGARY, Alberta, Canada, February 15, 2008 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of February 2008, payable on March 17, 2008, to all unitholders of record on February 29, 2008. The ex-distribution date is February 27, 2008.

To the extent that any portion of these distributions is designated as dividends paid by Newalta, that portion is designated to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and corresponding provincial legislation.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the February 15, 2008 closing price of $17.37 per trust unit, the February distribution represents an annualized cash-on-cash yield of approximately 12.8%.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

END